August 7, 2023

VIA EDGAR

Office of Registration and Reports
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0505

RE: Brightwood Capital Corporation I
File No. 000-56452

Ladies and Gentlemen:

On behalf of Brightwood Capital Corporation I (the "Corporation"), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), are the following documents:

1. A copy of the Fidelity Bond and any riders thereto for the Corporation (attached as Exhibit A);

2. A certified copy of the resolutions of the Board of Directors of the Corporation in which a majority of the directors who are not "interested persons" of the Corporation, as defined by Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Joint Fidelity Bond.

Premiums will be paid.

Please contact me at (646) 957-9525 if you have any questions.


Sincerely,

/s/ Darilyn T. Olidge
Darilyn T. Olidge, Esq.

Chief Compliance Officer

Brightwood Capital Corporation I


Certificate of the Secretary

The undersigned, Martina Brosnahan, Secretary of Brightwood Capital Corporation I, a Maryland corporation (the "Corporation"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Corporation's fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Corporation, and has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3. Attached hereto as Exhibit B is a certified copy of the resolutions approved by a majority of the directors who are not "interested persons" of the Corporation, approving the amount, type, form and coverage of the Bond.

4. Premiums will be paid.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 7th day of August, 2023.

/s/ Martina Brosnahan
Martina Brosnahan, Esq.

Secretary

CHUBB®

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company , hereinafter called the Company, is binding coverage described as follows:

1. Named of Assured: Brightwood Capital Corp I
    Address: 810 Seventh Avenue, 26th FL
                        New York, New York 10019

2. Producer: Willis Towers Watson Northeast Inc
    Attn: Konstantine Raftopoulos
    Address: 200 Liberty Street
                        New York, NY 10281

3. Bond Number: **82631409**

4. Bond Type/Form No.: Financial Institution Investment Company
                        Asset Protection Bond (Ed. 5-98)
                        Form 17-02-1421 and Form 17-02-1421

5. Term of Binder: From: 12:01 a.m. on   07/28/2023
                        To: 12:01 a.m. on   Bond Issuance

6. Bond Period: From: 12:01 a.m. on   **07/28/2023**
                        To: 12:01 a.m. on   **07/28/2024**

7. Limits of Liability: **$750,000**

Insuring Clause	Limits of Liability	Deductible Amount
1. Employee	$ 750,000	$ 0.00
2. On Premises	$ 750,000	$ 10,000
3. In Transit	$ 750,000	$ 10,000
4. Forgery or Alteration	$ 750,000	$ 10,000
5. Extended Forgery	$ 750,000	$ 10,000
6. Counterfeit Money	$ 750,000	$ 10,000
7. Threat to Person	NOT COVERED	N/A
8. Computer System	$ 750,000	$ 10,000
9. Unauthorized Signature	$ 750,000	$ 10,000
10. Uncollectible Items of Deposit	$ 750,000	$ 10,000
11. Audit Expense	$ 50,000	$ 5,000

8. Endorsements
:   Endorsement(s) effective at inception:
14-02-9228   Compliance with applicable Trade Sanction Law
17-02-1582   Revise Item 2 Endorsement
14-02-19952 New York Amendatory Endorsement
17-02-2437   Deleting Valuation & Amending Change/Modification
17-02-5602   Unauthorized Signature Endorsement
17-02-2365icap Stop Payment Order Or Refusal to Pay Check Endorsement
14-02-12160   Important Notice to Insured (ICAP Bond)
ALL-20887A Chubb Producer Compensation Practices & Policies
    (replaces 10-02-1295 ed 6/07- Important Notice to Policy Holders)

9.   Premium: $ **2,250.00**   (1 Year Prepaid Premium)

10.   Commission Payable: **15.0%**

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

Nothing at this time

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of 06/23/2023 and attachments thereto issued by the Company. A copy of this quotation letter, without the referenced attachments, is attached to this Binder.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb. If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

By: Ryan Aughavin   Date: 07/26/2023
      Authorized Representative   mm/dd/ccyy

CERTIFICATE OF THE SECRETARY
OF
BRIGHTWOOD CAPTIAL CORPORATION I
CERTIFYING RESOLUTIONS APPROVING
THE FIDELITY BOND

THE UNDERSIGNED, the duly appointed Secretary of Brightwood Capital Corporation I, a Maryland corporation (the "Corporation"), an externally managed, non-diversified investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"), does hereby certify that the resolutions set forth below were approved by the Board of Directors of the Corporation (the "Board"), including a majority of the directors who are not "interested persons" of the Corporation, as defined in Section 2(a)(19) of the 1940 Act (the "Independent Directors"):

WHEREAS, Section 17(g) of the 1940 Act, and Rule 17g-1(a) thereunder, requires each business development company ("BDC"), such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "covered person"); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a "single insured bond"), or (iii) a bond which names the Company and one or more other parties as insureds (a "joint insured bond"), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of the Independent Directors approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices;

WHEREAS, the Board, including all of the Independent Directors, have previously received and reviewed a copy of the current fidelity bond issued by Willis Towers Watson Northeast Inc., a reputable fidelity insurance company, in the amount equal to $750,000 (the "Current Fidelity Bond"); and

WHEREAS, the Board, including all of the Independent Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company's officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including such Independent Directors; and

WHEREAS, the Board, including all of the Independent Directors, deems it advisable and in the best interests of the Company to renew the Current Fidelity Bond, on substantially the same terms and conditions as the Current Fidelity Bond, as presented to the Board (the "New Fidelity Bond") and to enter into the New Fidelity Bond with Willis Towers Watson Northeast Inc.

RESOLVED, by the Board, including all of the Independent Directors, that the terms of the New Fidelity Bond, including the form of such bond be, and hereby are, ratified and approved; and be it further

RESOLVED, by the Board, including all of the Independent Directors, that the negotiation, execution and delivery of the New Fidelity Bond by the Authorized Officers be, and hereby is, authorized, approved, ratified and reaffirmed, and the Authorized Officers be, and hereby are, authorized to negotiate, execute and deliver such other documents or agreements as may be necessary to cause the New Fidelity Bond to be issued by Willis Towers Watson Northeast Inc.; and be it further

RESOLVED, by the Board, including all of the Independent Directors, that each of the officers of the Company be, and hereby is, authorized to file a copy of the New Fidelity Bond with the SEC.

/s/ Martina Brosnahan
Martina Brosnahan, Esq.

Secretary